UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Overstock.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

690370101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690370101
1. Names of Reporting Persons. Chou Associates Management Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,310,209
6. Shared Voting Power 0
7. Sole Dispositive Power 2,310,209
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,209
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 9.9%
12. Type of Reporting Person (See Instructions) CO

CUSIP No. 690370101
1. Names of Reporting Persons. Francis S. M. Chou
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,106,140
6. Shared Voting Power 0
7. Sole Dispositive Power 3,106,140
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,106,140
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 13.3%
12. Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Overstock.com, Inc.

(b)	Address of Issuer's Principal Executive Offices

6350 South 3000 East, Salt Lake City, Utah 84121

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of Chou Associates Management Inc. and Francis S. M. Chou. Chou Associates Management acts as an investment adviser or manager to other persons and accounts and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons and accounts. Mr. Chou is the Chief Executive Officer of Chou Associates Management and may be deemed to control, and beneficially own securities owned or held by, Chou Associates Management.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or (g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, a member of any such group. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement

(b)	Address of Principal Business Office or, if none, Residence

110 Sheppard Avenue East, Suite 301, Box 18, Toronto ON M2N 6Y8

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

690370101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

(a)	☐ A broker or dealer registered under Section 15 of the Act;

(b)	☐ A bank as defined in Section 3(a)(6) of the Act;

(c)	☐ An insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ An investment company registered under Section 8 of the Investment Company Act of 1940 ("1940 Act");

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the 1940 Act;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ A group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

Item 4. Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5. Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that, as of the date hereof, any reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the reporting persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

(a) Not Applicable

(b) Not Applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Remainder of Page Intentionally Left Blank. Signature Page(s) to Follow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chou Associates Management Inc.

Date: February 14, 2013	By:	/s/ /s/ Francis S.M. Chou
	Name:	Francis S.M. Chou
	Title:	Chief Executive Officer

Francis S.M. Chou

Date: February 14, 2013	By:	/s/ Francis S.M. Chou
	Name:	Francis S.M. Chou

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

Exhibit Index

No.	Description
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 2 to the Schedule 13G related to the common stock of the issuer filed February 14, 2007 by the reporting persons with the Commission)